VIA EDGAR                                August 14, 2024

Ms. Nasreen Mohammed
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:     Kartoon Studios, Inc.
Form 10-K for the Year Ended December 31, 2023
File No. 001-37950

Dear Ms. Nasreen Mohammed:

This letter sets forth the responses of Kartoon Studios, Inc. (“we,” “us” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission with regard to the Form 10-K for the fiscal year ended December 31, 2023. The Staff’s comments were provided to the Company in a letter dated August 8, 2024. For the convenience of the Staff, the text of the comment is reproduced in its entirety followed by our response.

Form 10-K for the Year Ended December 31, 2023
Item 9A. Controls and Procedures, page 38

1.     We note your response to prior comment 1. SEC Release No. 33-8238 Section II, D states
“[w]e agree that some components of internal control over financial reporting will be included in disclosure controls and procedures for all companies. In particular, disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles". The nature of your material weakness led to an inappropriate application of generally accepted accounting principles and thus a restatement. Per the release noted above, the deficient controls relate to an aspect of internal control over financial reporting that is also a part of disclosure controls and procedures. Please revise to conclude that your disclosure controls and procedures were not effective, or further explain.

Based on comments received from the Staff, the Company has re-evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2023 and as of March 31, 2024. Based on each such re-evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2023 or March 31, 2014, at the reasonable assurance level due to material weaknesses in our internal control over financial reporting previously disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023. As discussed with Ms. Mohammed, the Company has added disclosure to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 that its disclosure controls and procedures were not effective as of December 31, 2023 and March 31, 2023 at the reasonable assurance level due to the weakness in internal controls disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023.

In accordance with your letter and comment, we acknowledge the Company is responsible for the adequacy and accuracy of the disclosures in its filings, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Brian Parisi
Chief Financial Officer